April 24, 2019

Vladimir Novakovic
President and Chief Executive Officer
Flashapp, Inc.
2 Infirmary Street
Leeds, LS1 2JP
Great Britain

       Re: Flashapp Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 22, 2019
           File No. 333-228571

Dear Mr. Novakovic:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 22, 2019

General

1. It appears that your filing does not comply with the requirements of the Securities Act of
       1933, the rules and regulations under the Act and the requirements of the form.
       Specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Please revise.
 Vladimir Novakovic
Flashapp, Inc.
April 24, 2019
Page 2

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                            Sincerely,

FirstName LastNameVladimir Novakovic                        Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameFlashapp, Inc.
                                                            and Services
April 24, 2019 Page 2
cc:       Elaine A. Dowling
FirstName LastName